Exhibit (a)(5)

Press Release

FOR IMMEDIATE RELEASE

For additional information: Deutsche Bank Press Office (212) 250-5536 Shareholder Account Information (800) 294-4366 Deutsche Closed-End Funds (800) 349-4281 or 00-800-2287-2750 from outside the U.S.

The European Equity Fund, Inc. Announces Commencement of Tender Offer

NEW YORK, NY January 22, 2015 — The European Equity Fund, Inc. (NYSE: EEA) (the “Fund” or “EEA”) announced the commencement of a self-tender offer on the terms and subject to the conditions set forth in the Fund’s Offer to Repurchase and the related Letter of Transmittal, which are being mailed to stockholders commencing today.

The Fund is offering to purchase up to 5% of its issued and outstanding shares of common stock at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day after the date on which the offer expires. The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day that the New York Stock Exchange is open for trading. The tender offer will terminate at 5:00 p.m. Eastern Time on February 20, 2015, unless extended. If more than 5% of the Fund’s issued and outstanding shares are tendered in the offer and the Fund purchases shares in accordance with the terms of the offer, it will purchase shares from tendering stockholders on a pro rata basis.

The Fund’s offer is being made in accordance with its discount management program adopted in July 2014. This program provides for one contingent tender offer during the period from August 1, 2014 through July 31, 2015, which is to be conducted by the Fund if its shares trade at an average discount to NAV of more than 10% during the applicable fifteen-week measurement period, as the Fund’s shares did in the measurement period that commenced on September 2, 2014 and ended on December 12, 2014.

The Fund’s tender offer referred to in this announcement will be made only by the Fund’s Offer to Repurchase and the related Letter of Transmittal. Stockholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.

For more information on the tender offer, please contact the Fund’s information agent, AST Fund Solutions, LLC at (800) 884-4725.

For more information on EEA, including its most recent month-end performance, visit www.deutschefunds.com or call (800) 349-4281or 00-800-2287-2750 from outside the U.S.

Important Information

The European Equity Fund, Inc. is a diversified, closed-end investment company seeking long-term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in countries that are members of the European Union. Investing in foreign securities presents certain risks, such as currency fluctuations, political and economic changes, and market risk. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The shares of most closed-end funds, including the Fund, are not continuously offered. Once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value. There can be no assurance that the Fund’s discount management program will be effective in reducing the Fund’s market discounts.

Investments in funds involve risk. Additional risks of the Fund are associated with international investing, such as currency fluctuations, political and economic changes, market risk, government regulations and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, the Fund focuses its investments in certain geographic regions, thereby increasing its vulnerability to developments in those regions and potentially subjecting the Fund’s shares to greater price volatility. Some funds have more risk than others. These include funds, such as EEA, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

The European Union, the United States and other countries have imposed sanctions on Russia as a result of the Russian military intervention in the Ukraine. These sanctions have adversely affected Russian individuals, issuers and the Russian economy, and Russia, in turn, has imposed sanctions targeting Western individuals, businesses and products, including food products. The various sanctions have adversely affected, and may continue to adversely affect, not only the Russian economy, but also the economies of many countries in Europe, including Germany. Potential developments in the Ukraine, and the continuation of current sanctions or the imposition of additional sanctions may materially adversely affect the value of the Fund’s portfolio.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of EEA. EEA is filing today with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal, and other related documents. Stockholders of EEA should read the offer to purchase and the tender offer statement on Schedule TO, the letter of transmittal and related exhibits, as they contain important information about EEA’s tender offer. Stockholders can obtain these documents free of charge from the Securities and Exchange Commission’s website at www.sec.gov. or from EEA’s information agent, AST Fund Solutions, LLC, at (800) 884-4725.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services. (R-37180-1 1/15)